SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

873379 101

(CUSIP Number)

October 4, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873379 101

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) John Durham

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 810,335

	6	Shared Voting Power 18,876

	7	Sole Dispositive Power 810,335

	8	Shared Dispositive Power 18,876

9	Aggregate Amount Beneficially Owned by Reporting Person 829,211

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 5.1% (1)

12	Type of Reporting Person* IN

(1)   Based on 16,229,558 outstanding shares of common stock (“Common Stock”) of Tabula Rasa HealthCare, Inc. (the “Company”) as of October 4, 2016 (including shares issued in connection with the underwriters’ overallotment option to purchase up to 645,000 additional shares of Common Stock in connection with the Company’s initial public offering), as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

Item 1.
	(a)	Name of Issuer: Tabula Rasa HealthCare, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 228 Strawbridge Drive Suite 100 Moorestown, New Jersey 08057

Item 2.
	(a)	Name of Person Filing John Durham (the “Reporting Person”)
	(b)	Address of the Reporting Person: 3 Bartam Court Moorestown, New Jersey 08057
	(c)	Citizenship: The Reporting Person is a citizen of the United States.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 873379 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the reporting person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership.

The Reporting Person beneficially owns 829,211 shares of Common Stock, representing 5.1% of outstanding shares of Common Stock as of October 4, 2016.  The Reporting Person has sole voting and dispositive power over 810,335 of these shares and shares voting and dispositive power over 18,876 of these shares with his spouse.

The percentage of outstanding shares of Common Stock is based on 16,229,558 shares of Common Stock issued and outstanding immediately following the closing of the Company’s initial public offering, as reported in the Company’s Prospectus filed with the Securities and Exchange Commission on September 29, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2016

By:	/s/ John Durham
John Durham